EXHIBIT 5

HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

William T. Hart, P.C.	________	harttrinen@aol.com
Will Hart	(303) 839-0061	Fax: (303) 839-5414

December 19, 2017

AmeriCann, Inc.

3200 Brighton Blvd. Unit 144

Denver, CO 80216

This letter will constitute an opinion upon the legality of the sale by AmeriCann, Inc., a Delaware corporation (the “Company”), of up to 3,500,000 shares of the Company’s common stock.

               We have examined the Articles of Incorporation, the Bylaws, and the minutes of the Board of Directors of the Company, and a copy of the Registration Statement.  In our opinion, the Company is authorized to issue the shares of stock mentioned above and such shares, when issued, will represent fully paid and non-assessable shares of the Company’s common stock.

Very truly yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart